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Cusip No: 83081H100
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        SKYLANDS FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   83081H100
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                                (CUSIP Number)

                             Rufus A. Fulton, Jr.
                     President and Chief Executive Officer
                         Fulton Financial Corporation
                               One Penn Square
                         Lancaster, Pennsylvania 17604
                                (717) 291-2411
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 24, 2000
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                     (Date of Event which Requires Filing
                              of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

     The total number of shares reported herein is 625,000 shares, which constitutes approximately 19.7% of the total number of shares of the issuer outstanding as of February 24, 2000 (2,550,994) and the 625,000 shares issuable under the Warrant described herein. Unless otherwise indicated, all ownership percentages set forth herein assume that as of February 24, 2000 there were 3,175,994 shares of the issuer outstanding.
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Cusip No:83081H100
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Fulton Financial Corporation
      IRS Employer Identification No. 23-2195389
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (a) [_]

          Not Applicable
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)
 5.
          Not Applicable
          [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
          Pennsylvania
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                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          625,000/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          625,000/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      625,000/2/
------------------------------------------------------------------------------

____________

/1/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13-4 under the Exchange Act. See Item 5 of this Schedule 13D.
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Cusip No: 83081H100
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------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      Not Applicable
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      19.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO, HC
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $2.50 per share (the "SFC Common Stock"), of Skylands Financial Corporation ("SFC"), a corporation organized and existing under the laws of the State of New Jersey and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of SFC are located at 176 Mountain Avenue, Hackettstown, New Jersey 07840.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Schedule 13D is filed by Fulton Financial Corporation ("FFC"), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a bank holding company under the BHC Act. Through its subsidiaries, FFC provides a wide range of financial services to individuals and businesses located in Pennsylvania, New Jersey, Maryland and Delaware. FFC's principal offices are located at One Penn Square, Lancaster, Pennsylvania 17604.

         Each executive officer and each director of FFC is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of FFC is set forth in Exhibit 1 to this
Schedule 13D and is specifically incorporated herein by reference.

         (d)-(e) During the last five years, neither FFC nor, to the best of FFC's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FFC or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Warrant Agreement dated as of February 24, 2000, between SFC, as issuer, and FFC, as grantee (the "Warrant Agreement"), SFC has granted

_______________________________________________________________________________

/2/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this Schedule 13D.
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FFC an option to purchase the shares of SFC Common Stock covered by this
Schedule 13D under certain circumstances (the "Warrant"). Specifically, the Warrant grants FFC the right to purchase up to 625,000 shares of SFC Common Stock (the "Warrant Shares") (which represent 19.7% of the number of shares outstanding on February 24, 2000, giving effect to the issuance of the shares pursuant to an exercise of the Warrant), subject to certain adjustments, at a price, subject to certain adjustments, of $10.25 per share. The Warrant was granted by SFC in connection with an Agreement and Plan of Merger, dated as of February 23, 2000 between FFC and SFC (the "Merger Agreement").

         The exercise of the Warrant for the full number of Warrant Shares currently covered thereby would require aggregate funds of approximately $6.4 million. It is anticipated that, should the Warrant become exercisable and should FFC elect to exercise the Warrant, FFC would obtain the funds for purchase from working capital.

         Copies of the Warrant Agreement and the Warrant are included as Exhibits 99.3 and 99.4 to the Current Report on Form 8-K filed by FFC with the Securities and Exchange Commission (the "SEC") on March 6, 2000 and are incorporated herein by reference in their entirety.

ITEM 4.  PURPOSE OF TRANSACTION.

         In connection with the execution of the Merger Agreement, SFC and FFC executed the Warrant Agreement. The following description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, which is incorporated herein in its entirety.

         Pursuant to the Warrant Agreement, SFC issued to FFC a warrant (the "Warrant") to purchase from SFC up to 625,000 fully paid and non-assessable shares of SFC Common Stock at a price per share equal to $10.25, subject to adjustment as provided for in the Warrant Agreement (such exercise price, as so adjusted, is referred to herein as the "Exercise Price"). The effect of the Warrant Agreement is to increase the likelihood that the Merger will occur by making it more difficult and expensive for another party to acquire SFC and to provide FFC with compensation in the event of a third party offer for SFC.

         The Warrant may be exercised in whole or in part at any time or from time to time on or after the occurrence of an Exercise Event (as defined below) until termination of the Warrant. So long as the Warrant is owned by FFC, it may be exercised for no more than the number of shares of SFC Common Stock equal to 625,000 (subject to adjustment as described below) less the number of shares of SFC Common Stock at the time owned by FFC.

         Under the terms of the Warrant and the Warrant Agreement, FFC may exercise the Warrant, in whole or in part, without the prior written consent of SFC except upon or after the occurrence of any of the following prior to termination of the Warrant (an "Exercise Event"): (i) a breach of any covenant set forth in the Merger Agreement by SFC and which would permit a termination of the Merger Agreement by FFC pursuant to Section 8.1(b)(i) which occurs following a bona fide proposal from any financially capable person (other than FFC) to engage in an Acquisition Transaction; (ii) the failure of SFC's shareholders to approve the Merger Agreement at a meeting called for such purpose if at the time of such meeting there has been an announcement by any financially capable person
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Cusip No: 83081H100
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(other than FFC) of a bona fide offer or proposal to effect an Acquisition
Transaction; (iii) the acquisition by any person of beneficial ownership of 25% or more of the SFC Common Stock (before giving effect to any exercise of the Warrant); (iv)(A) any person (other than FFC) shall have commenced a tender or exchange offer, or shall have filed an application with an appropriate bank regulatory authority with respect to an Acquisition Transaction and, (B) within six (6) months from such offer or filing, such person consummates an Acquisition Transaction; (v) SFC shall have entered into an agreement, letter of intent, or other understanding with any person (other than FFC) providing for such person to engage in an Acquisition Transaction; and/or (vi) termination of the Merger Agreement by FFC under Section 8.1(b)(i) or (iii) thereof as a result of SFC's Board of Directors taking any of the actions described in clauses (1), (2) and/or (3) of Section 5.7(b) of the Merger Agreement. "Acquisition Transaction" shall mean (x) a merger or consolidation of statutory share exchange or any similar transaction involving SFC or a subsidiary of SFC, (y) a purchase, lease or other acquisition of all or substantially all of the assets of SFC or a subsidiary of SFC or (z) a purchase or other acquisition of beneficial ownership of securities representing 25% or more of the voting power of SFC or a subsidiary of SFC.

       The Warrant may be exercised by presentation and surrender thereof to SFC at its principal office accompanied by (i) a written notice of exercise, (ii) payment of the Exercise Price for the number of shares of SFC Common Stock specified in such notice, and (iii) a certificate of the holder of the Warrant (the "Holder") specifying the event or events which have occurred and which entitle the Holder to exercise the Warrant. Upon such presentation and surrender, SFC shall issue promptly to the Holder the number of shares of SFC Common Stock to which the Holder is entitled. If the Warrant is exercised in part, SFC will, upon surrender of the Warrant for cancellation, execute and deliver a new Warrant entitling the Holder to purchase the balance of the shares of SFC Common Stock issuable thereunder.

       Generally, in the event of any change in the outstanding shares of SFC Common Stock by reason of a stock dividend, stock split or stock reclassification, the number and kind of shares or securities subject to the Warrant and the Exercise Price shall be appropriately and equitably adjusted so that the Holder shall receive upon exercise of the Warrant the number and class of shares or other securities or property that the Holder would have received in respect of the shares of SFC Common Stock that could have been purchased upon exercise of the Warrant if the Warrant could have been and had been exercised immediately prior to such event. If, at any time after the Warrant may be exercised or sold by FFC, SFC has received a written request from FFC, SFC shall prepare, file and keep effective and current any governmental approvals required in connection with the Warrant and/or the shares of SFC Common Stock issued or issuable upon exercise of the Warrant. All expenses incurred by SFC in complying with such governmental approvals will be paid by SFC. FFC will pay all expenses incurred by FFC in connection with such governmental approvals, including fees and disbursements of its counsel and accountants, underwriting discounts and commissions, and transfer taxes payable by FFC.

       The Warrant and the rights conferred thereby will terminate (i) upon the Effective Time of the Merger provided for in the Merger Agreement, (ii) upon a valid termination of the Merger Agreement (except a termination pursuant to Section 8.1(b)(iii) of the Merger Agreement) unless an Exercise Event occurs
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Cusip No: 83081H100
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prior to such termination in which case the Warrant and the rights conferred hereby, shall not terminate until 12 months after the occurrence of such event, or (iii) to the extent the Warrant has not previously been exercised, 12 months after the occurrence of an Exercise Event (unless termination of the Merger Agreement in accordance with its terms (other than under Section 8.1(b)(iii) thereof) occurs prior to the occurrence of such event, in which case (ii) above shall apply).

         Under the Warrant Agreement, FFC has the right to require SFC to repurchase the Warrant or, in the event the Warrant has been exercised in whole or in part, redeem the shares obtained upon such exercise within 180 days of an Exercise Event. In the case of a repurchase of shares obtained upon exercise of the Warrant, the redemption price per share (the "Redemption Price") is to be equal to the highest of: (i) 110% of the Exercise Price, (ii) the highest price paid or agreed to be paid for any share of Common Stock by an Acquiring Person (defined as any person who or which is the beneficial owner of 25% or more of the SFC Common Stock) during the one year period immediately preceding the date of redemption, and (iii) in the event of a sale of all or substantially all of SFC's assets: (x) the sum of the price paid in such sale for such assets and the current market value of the remaining assets of SFC as determined by a recognized investment banking firm selected by FFC, divided by (y) the number of shares of SFC Common Stock then outstanding. If the price paid consists in whole or in part of securities or assets other than cash, the value of such securities or assets shall be their then current market value as determined by a recognized investment banking firm selected by the FFC.

         In the case of a repurchase of the Warrant, the redemption price is to be equal to the product obtained by multiplying: (i) the number of shares of SFC Common Stock represented by the portion of the Warrant that FFC is requiring SFC to repurchase, times (ii) the excess of the Redemption Price over the Exercise Price.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) By reason of its execution of the Warrant Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Fulton may be deemed to have sole voting and sole dispositive power with respect to the SFC Common Stock subject to the Warrant and, accordingly, may be deemed to beneficially own 625,000 shares of SFC Common Stock, or 19.7% of the SFC Common Stock issued and outstanding as of February 24, 2000, giving effect to the issuance of the shares pursuant to an exercise of the Warrant. However, because the Warrant is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, and would require the approval of applicable bank regulatory authorities, FFC expressly disclaims any beneficial ownership of the 625,000 shares of SFC Common Stock which are obtainable by Fulton upon exercise of the Warrant.

         Except as set forth above, neither FFC nor, to the best of FFC's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any SFC Common Stock.

         (c) Except as set forth above, no transactions in SEC Common Stock were effected during the past 60 days by FFC or, to the best of FFC's knowledge, by any of the individuals named in Schedule 1 hereto.
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          (d)  So long as FFC has not purchased the Shares of SFC Common Stock subject to the Warrant, FFC does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of SFC Common Stock.

          (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of SFC, including certain customary restrictions relating to the SFC Common Stock. Except as provided in the Merger Agreement and the Warrant Agreements, neither FFC nor, to the best of FFC's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of SFC, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or Warrant arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed as part of this Schedule 13D:

Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Fulton Financial Corporation.

Exhibit 2 Press Release dated February 23, 2000, relating to transactions between Fulton Financial Corporation and Skylands Financial Corporation (incorporated by reference to
                    Exhibit 99.1 of Fulton Financial Corporation's Current Report on Form 8-K filed on March 7, 2000).

Exhibit 3 Agreement and Plan of Merger dated as of February 23, 2000 between Fulton Financial Group, Inc. and SFC Corporation (incorporated by reference to Exhibit 99.2 of Fulton's Current Report on Form 8-K filed on March 7, 2000).

Exhibit 4 Warrant Agreement dated as of February 24, 2000 between Skylands Financial Corporation, as issuer, and Fulton Financial Corporation, as grantee (incorporated by reference to Exhibit 99.3 to Fulton Financial Corporation's Current Report on Form 8-K filed on March 7, 2000).

Exhibit 5 Warrant dated as of February 24, 2000 (incorporated by reference to Exhibit 99.4 to Fulton Financial Corporation's Current Report on Form E-4 filed on March 7, 2000).
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Cusip No: 83081H100
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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   FULTON FINANCIAL Corporation




                                   By: /s/ Charles J. Nugent
                                      --------------------------
                                      Charles J. Nugent
                                      Executive Vice President and
                                      Chief Financial Officer


March 6, 2000
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                                 EXHIBIT INDEX


Exhibit                                  Description
-------                                  -----------
Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Fulton Financial Corporation.

Exhibit 2 Press Release dated February 23, 2000, relating to transactions between Fulton Financial Corporation and Skylands Financial Corporation (incorporated by reference to
                    Exhibit 99.1 of Fulton Financial Corporation's Current Report on Form 8-K filed on March 7, 2000).

Exhibit 3 Agreement and Plan of Merger dated as of February 23, 2000 between Fulton Financial Group, Inc. and SFC Corporation (incorporated by reference to Exhibit 99.2 of Fulton's Current Report on Form 8-K filed on March 7, 2000).

Exhibit 4 Warrant Agreement dated as of February 24, 2000 between Skylands Financial Corporation, as issuer, and Fulton Financial Corporation, as grantee (incorporated by reference to Exhibit 99.3 to Fulton Financial Corporation's Current Report on Form 8-K filed on March 7, 2000).

Exhibit 5 Warrant dated as of February 24, 2000 (incorporated by reference to Exhibit 99.4 to Fulton Financial Corporation's Current Report on Form E-4 filed on March 7, 2000).
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Cuspi No: 83081H100
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                                                                       Exhibit 1

            Name, business address and present principal occupation
                    of the directors and executive officers
                        of Fulton Financial Group, Inc.
                   -----------------------------------------

Directors


     The business address of each director of Fulton Financial Corporation is c/o Fulton Financial Corporation, One Penn Square, Lancaster, Pennsylvania 17604.

          JEFFREY G. ALBERTSON, Attorney, Albertson Ward.
          JAMES P. ARGIRES, M.D., President, Lancaster Neurosurgical Associates
               (neurosurgeon).
          DONALD M. BOWMAN, JR., Chairman of the Board, D.M. Bowman, Inc.
               (trucking company).
          HAROLD D. CHUBB, Retired Director of Finance, Brethren in Christ
               Denomination in North America.
          WILLIAM H. CLARK, JR., Partner, Clark, Schaeffer, Jones & Eichner
               (certified public accountants).
          MARTIN D. COHEN, Attorney, Cohen, Feeley & Ortwein, P.C. (law firm). FREDERICK B. FICHTHORN, President, F & M Hat Company (manufacturer and distributor of felt and straw hats).
          PATRICK J. FREER, Vice President, Strickler Insurance Agency, Inc.
               (insurance broker).
          RUFUS A. FULTON, JR., Chairman of the Board, President and Chief
               Executive Officer, Fulton Financial Corporation.
          EUGENE H. GARDNER, President, Gardner Investments (investment advisor).
          ROBERT D. GARNER, Retired Chairman of the Board, Fulton Financial
               Corporation.
          CHARLES V. HENRY, III, Attorney, Henry & Beaver, LLP (law firm).
          J. ROBERT HESS, President, Lancaster Malleable Castings Company (manufacturer of malleable iron castings).
          CAROLYN R. HOLLERAN, Partner, Jerlyn Associates (real estate investments).
          CLYDE W. HORST, Chairman and Executive Officer, The Horst Group, Inc.
               (diversified holding company).
          SAMUEL H. JONES, JR., President, S J Transportation Co. (trucking company).
          DONALD W. LESHER, JR., President, Lesher Mack Sales and Service (truck dealership).
          JOSEPH J. MOWAD, M.D., Director of Urology, Geisinger Medical Center
               (urologist).
          STUART H. RAUB, JR., President, Industrial Piping Systems, Inc.
               (distributor of industrial piping and related items).
          MARY ANN RUSSELL, Retired President and Chief Executive Officer, Maple
               Farm, Inc. (provider of health care services).
          JOHN O. SHIRK, Attorney, Barley, Snyder, Senft & Cohen, LLC (law
               firm).  Director since 1983.
          JAMES K. SPERRY, Retired Executive Vice President, Fulton Financial
               Corporation, and Retired Chairman of the Board and Chief Executive Officer of Fulton Bank.
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          KENNETH G. STOUDT, President, The Stoudt Companies (employee benefit consulting company).


Executive Officers who are not Directors


    The business address of each executive officer of Fulton Financial Group, Inc. who is not a director is c/o Fulton Financial Corporation, One Penn Square, Lancaster, Pennsylvania 17604.

          RICHARD J. ASHBY, JR., Executive Vice President of Fulton Financial
               Corporation and President and Chief Operating Officer of Fulton Bank.
          CHARLES J. NUGENT, Executive Vice President and Chief Financial
               Officer of Fulton Financial Corporation.
          R. SCOTT SMITH, JR., Executive Vice President of Fulton Financial Corporation and since July, 1998, Chairman of the Board and Chief Executive Officer of Fulton Bank.